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                              July 26, 2022

       Keith Marshall
       President
       Public Sneaker Collection LLC
       6 Harrison Street, 5th Floor
       New York, NY 10013

                                                        Re: Public Sneaker
Collection LLC
                                                            Offering Circular
on Form 1-A
                                                            Filed July 15, 2022
                                                            File No. 024-11940

       Dear Mr. Marshall:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed July 15, 2022

       Cover Page

   1. We note your disclosure that "it is intended for these affiliates [Otis Gallery LLC and Otis
                                                        Collection LLC] to wind
up under the terms of the limited liability company agreements of such affiliates, and
distribute the interests of our company to the holders of record of interests of such
affiliates." Please revise to clarify whether the affiliates will wind up only the series holding
the assets to be exchanged in this offering and otherwise maintain their other remaining
series, or alternatively if the affiliates will wind up their limited liability companies.
 Keith Marshall
FirstName  LastNameKeith   Marshall
Public Sneaker Collection LLC
Comapany
July       NamePublic Sneaker Collection LLC
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
2. Please also tell us how a distribution of your interests by the affiliates is consistent with the affiliate's respective Operating Agreement, which seem to contemplate a distribution of cash upon the liquidation of a series. Further, assuming the Operating Agreement contemplates a distribution of securities rather than cash upon liquidation of a series, tell us why the distribution of securities should not be registered under the Securities Act.
3. Please briefly describe the background for Otis Wealth, Inc. entering into this exchange between Otis Gallery LLC, Otis Collection LLC and Public Sneaker Collection LLC, and
         address the reasons in particular for consolidating certain sneaker assets here and in the
         "Description of Business" section beginning on page 68. In this regard, the stated intent of all 3 issuers appears to be identical: to offer a platform for investors to indirectly invest in alternative assets.
4. Please summarize the method by which you set the value of the total $747,533 of in-kind consideration (e.g., by "bona fide sales made within a reasonable time," or the "fair value as determined by an accepted standard"). Additionally, in the section entitled "Underlying
         Assets" beginning on page 24, please disclose for each underlying asset offered the basis for the acquisition price. As example only, please explain the basis by which you are valuing Asset 1 at $63,000 compared to its 2019 purchase price of $30,000, as well as the basis by which you are valuing certain assets at an acquisition price equal to the initial purchase price (e.g., Asset 19). Please refer to the note to paragraph
(a) of Rule 251 of
         Regulation A, which also requires that valuations of non-cash consideration must be reasonable at the time made.
5. Tell us why you characterize this offering as "best efforts" in nature when the sales are expected to occur between parties that are under common control and, therefore, this offering does not appear to be "best efforts" in nature.
Security Ownership of Management and Certain security Holders, page 84

6. We note your disclosure that "the affiliates will dissolve and distribute the interests to their interest holders in the form of liquidating distributions." To the extent that any series interest holders will beneficially own more than 10% of any class of the company's securities, please provide a table detailing such anticipated ownership upon consummation of the offering.
 Keith Marshall
FirstName  LastNameKeith   Marshall
Public Sneaker Collection LLC
Comapany
July       NamePublic Sneaker Collection LLC
     26, 2022
July 26,
Page  3 2022 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if
you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Andrew Stephenson